2010 ANNUAL REPORT TO STOCKHOLDERS


11007253

PREPARE PERFORM PROGRESS

Atrion

ATRION CORPORATION *develops and manufactures products primarily for medical applications. Our products increase safety for patients and providers, and advance the standard of care. We target niche markets, with particular emphasis on fluid delivery, cardiovascular and ophthalmology applications. Headquartered in Allen, Texas, Atrion has design and manufacturing facilities in Alabama, Florida, and Texas.*

CONTENTS

2 Letter to Stockholders

4 Financial Statements

26 Management's Discussion

31 Selected Financial Data

32 Corporate Information

FINANCIAL HIGHLIGHTS

For the Year Ended December 31	2010	2009
Revenues	$ 108,569,000	$ 100,643,000
Operating Income	30,977,000	25,993,000[a]
Net Income	20,952,000	17,486,000[a]
Income per Diluted Share	$ 10.32	$ 8.68[a]
Weighted Average Diluted Shares Outstanding	2,030,000	2,015,000

As of December 31	2010	2009
Total Assets	$ 134,652,000	$ 132,749,000
Cash and Investments	41,676,000	36,401,000
Long-term Debt	0	0
Stockholders' Equity	$ 116,617,000	$ 116,731,000

2006 $5.51
2007 $6.71[a]
2008 $7.82
2009 $8.68[a]
2010 $10.32
INCOME PER DILUTED SHARE

2006 $81
2007 $89
2008 $96
2009 $101
2010 $109
REVENUES (IN MILLIONS)

2006 $14.3
2007 $19.1[a]
2008 $23.0
2009 $26.0[a]
2010 $31.0
OPERATING INCOME (IN MILLIONS)

a) These are non-GAAP financial measures. For a reconciliation of these non-GAAP measures, see page 31.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Among Atrion Corporation, Russell 2000 Index and SIC Code Index


300
200
100
0
Dollars
Atrion Corporation
Russell 2000 Index
SIC Code Index
2005
2006
2007
2008
2009
2010

The graph set forth to the left compares the total cumulative return for the five-year period ended December 31, 2010 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index—Surgical and Medical Instruments (compiled by Morningstar, Inc.), assuming $100 was invested on December 31, 2005 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.

Company/Index	2005	2006	2007	2008	2009	2010
Atrion Corporation	$100.00	$113.09	$183.39	$143.93	$233.50	$287.14
Russell 2000 Index	$100.00	$118.37	$116.51	$77.15	$98.11	$124.46
SIC Code Index	$100.00	$109.54	$124.83	$91.25	$108.87	$101.58

TO OUR STOCKHOLDERS:

For the twelfth consecutive year, we are proud to report double-digit growth in earnings per share. Our growth is fueled by an unwavering focus on the core of our business—designing and manufacturing high-quality medical products for critical, niche applications.

By any financial measure, 2010 was an outstanding year. Compared to the prior year, we achieved an 8% organic increase in sales, with 40% of this increase originating outside of North America. Our profit margins also increased from 45% to 47%, while our operating costs remained flat. Diluted earnings per share increased by 19%, excluding a non-cash pre-tax pension termination charge of $.32 per share in 2009. Cash, short and long term investments increased by $5.3 million to $41.7 million. Finally, on top of $3.2 million in regular quarterly dividends, in 2010 our stockholders shared $18.1 million in special cash distributions.

This approach has helped us tame the inherent risks of the business cycle, guiding us well through the past several years of economic turmoil.

Investing for the Future

Our strong 2010 performance is the result of exceedingly careful planning: We study opportunities in order to be in position to capitalize on them, and we anticipate obstacles in order to be prepared to overcome them. This approach has helped us tame the inherent risks of the business cycle, guiding us well through the past several years of economic turmoil.

During those years, we chose to make significant investments in our people, facilities, and manufacturing technologies. These investments increased the diversity of our offerings, while raising the quality of our products and improving our profit margins. Those results inspire us to remain relentless in seeking opportunities to improve ourselves, our processes, and our products—regardless of the macroeconomic conditions.

Innovation at the Foundation Level

True innovation is an outcome of the close association of design and production. Creating high-quality, high-performance products requires both an understanding of the needs of our customers, as well as the knowledge we gain by facing day-to-day manufacturing challenges. The two are inextricably linked. For this reason, Atrion continues to conduct research and development at each of our three U.S. locations in order to create new products.

In 2011 we plan to substantially add to our manufacturing capacity and increase automation at each of our three facilities. In fact, investments planned for the year should approach the combined total of such expenditures over the previous three years. These increases will come at a time when we also expect to maintain higher levels of working capital, since our marketing efforts continue to target the development of long-term contracts with significant domestic and international customers. Large customers typically require increased inventory levels as a safety stock, while international sales are traditionally associated with longer payment terms. This will produce a reversal of our 2010 experience, when we were able to reduce working capital despite the overall increase in sales. However, given our very strong financial position, we can readily fund the increased capital requirements.

Prepared for Progress

Looking ahead, we anticipate changes and uncertainty in our industry. One reason for this is the still-unclear impact of healthcare reform on hospital reimbursements. Hospitals ultimately consume the majority of our products; changes in their reimbursement structure therefore hold the potential to impact our results. Additionally, the United States Food and Drug Administration is currently reviewing its process for approving medical devices, which could further lengthen the approval process and delay the introduction of new products. And, of course, the overall global economy remains unsettled.

Despite these concerns, we plan to keep working quietly and intently, engineering innovations to broaden and improve our product offerings and to have the needed capacity to produce them. This should leave us prepared to meet the growing demand for medical services both domestically, as the uninsured gain greater access to healthcare, and also in developing countries where governments are allocating increasing resources to medical care.

We will continue to devote our energy and attention to our customers, our products, and our employees, as well as to our duty to manage risk and deliver superior performance. We are grateful to our stockholders for their continued trust in our ability to do so, and to our employees whose hard work makes it all possible.

2010 REVENUES BY PRODUCT LINE



Product Line	Revenue	%
Fluid Delivery	$ 39,442,000	36%
Cardiovascular	$ 31,280,000	29%
Ophthalmology	$ 19,370,000	18%
Other	$ 18,477,000	17%

Respectfully,

Emile A Battat

Emile A Battat
Chairman and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS

As of December 31, 2010 and 2009

Assets:	2010	2009
	(in thousands)	
Current Assets:		
Cash and cash equivalents	$ 10,670	$ 20,694
Short-term investments	10,715	4,230
Accounts receivable, net of allowance for doubtful accounts of $36 and $61 in 2010 and 2009, respectively	11,521	11,026
Inventories	17,400	18,675
Prepaid expenses and other current assets	1,050	981
Deferred income taxes	625	596
Total Current Assets	51,981	56,202
Property, Plant and Equipment	103,789	99,862
Less accumulated depreciation and amortization	53,125	46,721
	50,664	53,141
Other Assets and Deferred Charges:		
Patents and licenses, net of accumulated amortization of $10,419 and $10,147 in 2010 and 2009, respectively	1,249	1,520
Goodwill	9,730	9,730
Other	737	679
Long-term investments	20,291	11,477
	32,007	23,406
Total Assets	$ 134,652	$ 132,749

The accompanying notes are an integral part of these statements.

Liabilities and Stockholders' Equity:	2010	2009
	(in thousands)	
Current Liabilities:		
Accounts payable	$ 2,550	$ 2,529
Accrued liabilities	4,650	3,596
Accrued income and other taxes	552	557
Total Current Liabilities	7,752	6,682
Line of credit	—	—
Other Liabilities and Deferred Credits:		
Deferred income taxes	8,188	7,850
Other	2,095	1,486
	10,283	9,336
Total Liabilities	18,035	16,018
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $.10 per share, authorized 10,000 shares, issued 3,420 shares	342	342
Additional paid-in capital	24,331	20,356
Retained earnings	131,286	131,769
Treasury shares, 1,404 shares in 2010 and 1,440 shares in 2009, at cost	(39,342)	(35,736)
Total Stockholders' Equity	116,617	116,731
Total Liabilities and Stockholders' Equity	$ 134,652	$ 132,749

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(in thousands, except per share amounts)		
Revenues	$ 108,569	$ 100,643	$ 95,895
Cost of Goods Sold	57,655	55,312	53,348
Gross Profit	50,914	45,331	42,547
Operating Expenses:			
Selling	5,368	5,650	6,268
General and administrative	11,900	11,623	10,337
Research and development	2,669	3,054	2,969
	19,937	20,327	19,574
Operating Income	30,977	25,004	22,973
Interest Income	1,009	578	299
Interest Expense	—	—	(10)
Other Income (Expense), net	2	2	1
Income before Provision for Income Taxes	31,988	25,584	23,263
Provision for Income Taxes	(11,036)	(8,741)	(7,596)
Net Income	$ 20,952	$ 16,843	$ 15,667
Net Income Per Basic Share	$ 10.38	$ 8.51	$ 7.99
Weighted Average Basic Shares Outstanding	2,018	1,979	1,961
Net Income Per Diluted Share	$ 10.32	$ 8.36	$ 7.82
Weighted Average Diluted Shares Outstanding	2,030	2,015	2,004
Dividends Per Common Share	$ 10.56	$ 1.32	$ 1.08

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2010, 2009 and 2008

	2010	2009	2008
		(in thousands)	
Cash Flows From Operating Activities:			
Net income	$ 20,952	$ 16,843	$ 15,667
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,041	7,163	6,353
Deferred income taxes	309	608	1,096
Stock-based compensation	606	668	637
Pension charge	—	989	—
Other	—	—	37
	28,908	26,271	23,790
Changes in operating assets and liabilities:			
Accounts receivable	(495)	(151)	(1,274)
Inventories	1,275	1,494	(2,782)
Prepaid expenses and other current assets	(69)	(262)	764
Other non-current assets	(57)	434	(591)
Accounts payable and accrued liabilities	1,075	643	(867)
Accrued income and other taxes	(5)	(174)	216
Other non-current liabilities	609	144	231
	31,241	28,399	19,487
Cash Flows From Investing Activities:			
Property, plant and equipment additions	(4,293)	(6,591)	(5,412)
Purchase of investments	(19,117)	(15,485)	(4,629)
Proceeds from maturities of investments	4,000	4,625	—
Net change in accrued interest on investments	(183)	(155)	(63)
	(19,593)	(17,606)	(10,104)
Cash Flows From Financing Activities:			
Line of credit advances	—	—	3,000
Line of credit repayments	—	—	(3,000)
Exercise of stock options	542	459	543
Shares tendered for employees' taxes on stock-based compensation	(725)	(122)	(913)
Tax benefit related to stock options	1,239	121	1,635
Purchase of treasury stock	(1,407)	—	—
Dividends paid	(21,321)	(2,613)	(2,123)
	(21,672)	(2,155)	(858)
Net change in cash and cash equivalents	(10,024)	8,638	8,525
Cash and cash equivalents, beginning of year	20,694	12,056	3,531
Cash and cash equivalents, end of year	$ 10,670	$ 20,694	$ 12,056
Cash paid for:			
Interest (net of capitalization)	$ —	$ —	$ 10
Income taxes	9,080	8,170	3,781

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the year ended December 31, 2010, 2009 and 2008 (in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares Outstanding	Amount	Shares	Amount				
Balances, January 1, 2008	1,911	$ 342	1,509	$ (34,225)	$ 15,790	$ (486)	$ 104,021	$ 85,442
Net income							15,667	15,667
Actuarial gain on pension plan, net of income taxes of $25						(47)		(47)
Total comprehensive income						(47)	15,667	15,620
Tax benefit from exercise of stock options					1,635			1,635
Stock options and restricted stock	74		(74)	755	1,705			2,460
Shares surrendered in option exercises	(17)		17	(2,181)				(2,181)
Dividends							(2,134)	(2,134)
Balances, December 31, 2008	1,968	342	1,452	(35,651)	19,130	(533)	117,554	100,842
Net income							16,843	16,843
Recognition of pension plan settlement loss, net of income taxes of $286						533		533
Total comprehensive income						533	16,843	17,376
Tax benefit from exercise of stock options					121			121
Stock options and restricted stock	15		(15)	171	1,105			1,276
Shares surrendered in option exercises	(3)		3	(256)				(256)
Dividends							(2,628)	(2,628)
Balances, December 31, 2009	1,980	342	1,440	(35,736)	20,356	—	131,769	116,731
Net income							20,952	20,952
Tax benefit from exercise of stock options					1,239			1,239
Stock options and restricted stock	64		(64)	671	2,736			3,407
Shares surrendered in option exercises	(18)		18	(2,870)				(2,870)
Purchase of treasury stock	(10)		10	(1,407)				(1,407)
Dividends							(21,435)	(21,435)
Balances, December 31, 2010	2,016	$ 342	1,404	$ (39,342)	$ 24,331	$ —	$ 131,286	$ 116,617

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Atrion Corporation and its subsidiaries ("we," "our," "us," "Atrion" or the "Company") develop and manufacture products primarily for medical applications. We market our products throughout the United States and internationally. Our customers include hospitals, distributors, and other manufacturers. Atrion Corporation's principal subsidiaries through which these operations are conducted are Atrion Medical Products, Inc., Halkey-Roberts Corporation and Quest Medical, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include cash on hand and in the bank as well as money market accounts and debt securities with original maturities of 90 days or less.

Trade Receivables

Trade accounts receivable are recorded at the original sales price to the customer. We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the failure of customers to make required payments. On an ongoing basis, the collectability of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectability of specific accounts. We evaluate the collectability of specific accounts and determine when to grant credit to our customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with appropriate Company personnel and with the customers directly. Accounts are written off when we determine the receivable will not be collected.

Investments

Our investments consist of taxable high-grade corporate bonds and certificates of deposits. Our investment policy is to seek to preserve principal and maintain adequate liquidity while at the same time maximizing yields without significantly increasing risk. We are required to classify our investments as trading, available-for-sale or held-to-maturity. Our investments are accounted for as held-to-maturity since we have the positive intent and ability to hold these investments to maturity. These investments are reported at cost, adjusted for premiums and discounts that are recognized in interest income, using a method that approximates the effective interest method, over the period to maturity and unrealized gains and losses are excluded from earnings. We consider as current assets those investments which will mature in the next 12 months. The remaining investments are considered non-current assets.

Inventories

Inventories are stated at the lower of cost (including materials, direct labor and applicable overhead) or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	December 31, 2010	December 31, 2009
Raw materials	$ 7,888	$ 8,541
Work in process	3,985	4,078
Finished goods	5,527	6,056
Total inventories	$ 17,400	$ 18,675

Accounts Payable

We reflect disbursements as trade accounts payable until such time as payments are presented to our bank for payment. At December 31, 2010 and 2009, disbursements totaling approximately $282,000 and $498,000, respectively, had not been presented for payment to our bank.

Income Taxes

We account for income taxes utilizing Accounting Standards Codification (ASC) 740, *Income Taxes* ("ASC 740"). ASC 740 requires the asset and liability method for the recording of deferred income taxes, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement and the tax bases of assets and liabilities, as measured at current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce deferred tax assets.

ASC 740 also requires the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not of being sustained.

Our uncertain tax positions are recorded as "Other non-current liabilities." We classify interest expense on underpayments of income taxes and accrued penalties related to unrecognized tax benefits in the income tax provision.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Additions and improvements are capitalized, including all material, labor and engineering costs to design, install or improve the asset. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost (in thousands):

	December 31, 2010	December 31, 2009	Useful Lives
Land	$ 5,260	$ 5,260	—
Buildings	29,798	29,662	30-40 yrs
Machinery and equipment	68,731	64,940	3-15 yrs
Total property, plant and equipment	$ 103,789	$ 99,862	

Depreciation expense of $6,769,000, $6,820,000 and $6,055,000 was recorded for the years ended December 31, 2010, 2009 and 2008, respectively. Depreciation expense is recorded in either cost of goods sold or operating expenses based on the associated assets' usage.

Patents and Licenses

Costs for patents and licenses acquired are determined at acquisition date. Patents and licenses are amortized over the useful lives of the individual patents and licenses, which are from 7 to 19 years. Patents and licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible net assets acquired. Annual impairment testing for goodwill is done using a fair-value-based test. Goodwill is also reviewed whenever events or changes in circumstances indicate a change in value may have occurred. We have identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment annually: (1) Atrion Medical Products, Inc., (2) Halkey-Roberts Corporation and (3) Quest Medical, Inc. The total carrying amount of goodwill in each of the years ended December 31, 2010, 2009 and 2008 was $9,730,000.

Current Accrued Liabilities

The items comprising current accrued liabilities are as follows (in thousands):

	December 31,	
	2010	2009
Accrued payroll and related expenses	$ 3,833	$ 2,935
Accrued vacation	171	159
Accrued professional fees	215	45
Other accrued liabilities	431	457
Total accrued liabilities	$ 4,650	$ 3,596

Revenues

We recognize revenue when our products are shipped to our customers, provided an arrangement exists, the fee is fixed and determinable and collectability is reasonably assured. All risks and rewards of ownership pass to the customer upon shipment. Net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Revenues are recorded exclusive of sales and similar taxes. Returns, discounts and other allowances have been insignificant historically.

Shipping and Handling Policy

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as cost of goods sold.

Research and Development Costs

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

Advertising

Advertising production costs are expensed as incurred. Costs for print placement media are expensed in the period the advertising first appears. Total advertising expenses were approximately $117,000, $126,000 and $251,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock-Based Compensation

We have stock-based compensation plans covering certain of our officers, directors and key employees. As explained in detail in Note 8, we account for stock-based compensation utilizing the fair value recognition provisions of ASC 718, *Compensation-Stock Compensation*, ("ASC 718").

Pension Plan

We terminated our pension plan in 2007 and had settled all obligations under the plan, and no assets, liabilities or stockholders equity accounts remained for the plan, as of December 31, 2009. Prior to final settlement in the fourth quarter of 2009, our pension plan benefits were expensed as applicable employees earned benefits. The recognition of expenses was significantly impacted by estimates made by management, such as discount rates used to value certain liabilities and expected return on assets. We used third-party specialists to assist management in appropriately measuring the expense associated with our pension plan benefits. All unrecognized losses, net of tax, were recorded as accumulated other comprehensive loss within stockholders' equity.

Comprehensive Income

Comprehensive income includes net income plus other comprehensive income, which for us in 2009 and 2008 consisted of the amortization of unrecognized pension gains and recognition of losses as a result of pension plan settlement transactions. There were no comprehensive income items during 2010.

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*, which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. This ASU is effective for fiscal years beginning on or after June 15, 2010. The adoption of the guidance on January 1, 2011 is not expected to have a material impact on our consolidated financial statements.

From time to time, new accounting pronouncements applicable to us are issued by the FASB or other standards setting bodies, which we will adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Fair Value Measurements

Accounting standards use a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers are: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists therefore requiring an entity to develop its own assumptions.

As of December 31, 2010 and 2009, we held certain investments that were required to be measured for disclosure purposes at fair value on a recurring basis. These investments are considered Level 2 assets. The fair value of our investments is estimated using recently executed transactions and market price quotations. At December 31, 2010 and 2009, the fair value of our investments approximated or exceeded the carrying value of the investments (see Note 2).

The carrying values of our other financial instruments including cash and cash equivalents, money market accounts, accounts receivable, accounts payable, accrued liabilities, and accrued income and other taxes approximated fair value due to their liquid and short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and accounts receivable.

Our cash is held in high credit quality financial institutions. As of December 31, 2010, $3.6 million in cash and cash equivalents was maintained in two separate municipal money market mutual funds, and $7.1 million in cash and cash equivalents was maintained at two major financial institutions in the United States. At times, deposits held with financial institutions exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2010, our uninsured cash and cash equivalents totaled approximately $9.0 million.

We have invested a portion of our cash in fully insured certificates of deposits and in debt instruments of corporations with strong credit ratings.

For accounts receivable, we perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral. We maintain reserves for possible credit losses. As of December 31, 2010 and 2009, we had allowances for doubtful account balances of approximately $36,000 and $61,000, respectively. The carrying amount of the receivables approximates their fair value. Our largest customer accounted for 14.1%, 15.0% and 11.6% of operating revenues in 2010, 2009 and 2008, respectively. That same customer accounted for 16.2%, 16.1% and 12.8% of accounts receivable as of December 31, 2010, 2009 and 2008, respectively. No other customer exceeded 10% of our operating revenues for the years ended, or accounts receivable as of, December 31, 2010, 2009 or 2008.

(2) Investments

As of December 31, 2010 and 2009, we held certain investments that were required to be measured for disclosure purposes at fair value on a recurring basis. These investments were considered Level 2 investments. We consider as current assets those investments which will mature in the next 12 months. The remaining investments are considered non-current assets. The amortized cost and fair value of our investments that are being accounted for as held-to-maturity securities, and the related gross unrealized gains and losses, were as follows as of the dates shown below (in thousands):

		Gross Unrealized		
	Cost	Gains	Losses	Fair Value
As of December 31, 2010				
Short-term Investments:				
Corporate bonds	$ 10,715	$ 178	$ —	$ 10,893
Long-term Investments:				
Corporate bonds	$20,291	$ 602	$ —	$20,893
As of December 31, 2009				
Short-term Investments:				
Corporate bonds	$ 1,193	$ 8	$ —	$ 1,201
Bank certificates of deposit	3,037	—	—	3,037
	$ 4,230	$ 8	—	$ 4,238
Long-term Investments:				
Corporate bonds	$ 11,477	$ 164	$ —	$ 11,641

At December 31, 2010, the length of time until maturity of these securities ranged from one to 20 months.

(3) Patents and Licenses

Purchased patents and licenses paid for the use of other entities' patents are amortized over the useful life of the patent or license. The following tables provide information regarding patents and licenses (dollars in thousands):

December 31, 2010		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
14.76	**$ 11,668**	**$ 10,419**

December 31, 2009		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
14.76	$ 11,668	$ 10,147

Aggregate amortization expense for patents and licenses was $272,000 for 2010, $343,000 for 2009 and $298,000 for 2008. Estimated future amortization expense for each of the years set forth below ending December 31, is as follows (in thousands):

2011	$ 272
2012	$ 160
2013	$ 160
2014	$ 160
2015	$ 160

(4) Line of Credit

We have a revolving credit facility ("Credit Facility") with a money center bank. Under the Credit Facility, we have a line of credit of $25 million which is secured by substantially all our inventories, equipment and accounts receivable. Interest under the Credit Facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by us, plus one percent (1.30 percent at December 31, 2010) and is payable monthly. We had no outstanding borrowings under the Credit Facility at December 31, 2010 or 2009. The Credit Facility expires November 12, 2012 and may be extended under certain circumstances. At any time during the term, we may convert any or all outstanding amounts under the Credit Facility to a term loan with a maturity of two years. Our ability to borrow funds under the Credit Facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2010, we were in compliance with all financial covenants.

(5) Income Taxes

The items comprising income tax expense are as follows (in thousands):

	Year ended December 31,		
	2010	2009	2008
Current — Federal	$ 9,916	$ 7,421	$ 6,086
Current — State	831	712	519
	10,747	8,133	6,605
Deferred — Federal	293	560	916
Deferred — State	(4)	48	75
	289	608	991
Total income tax expense	$ 11,036	$ 8,741	$ 7,596

Temporary differences and carryforwards which have given rise to deferred income tax assets and liabilities as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred tax assets:		
Benefit plans	$ 695	$ 690
Inventories	495	520
Other	89	32
Total deferred tax assets	$ 1,279	$ 1,242
Deferred tax liabilities:		
Property, plant and equipment	$ 6,359	$ 6,302
Patents and goodwill	2,466	2,168
Other	17	26
Total deferred tax liabilities	$ 8,842	$ 8,496
Net deferred tax liability	$ 7,563	$ 7,254
Balance Sheet classification:		
Non-current deferred income tax liability	$ 8,188	$ 7,850
Current deferred income tax asset	625	596
Net deferred tax liability	$ 7,563	$ 7,254

Total income tax expense differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

	Year ended December 31,		
	2010	2009	2008
Income tax expense at the statutory federal income tax rate	$ 11,196	$ 8,954	$ 8,142
Increase (decrease) resulting from:			
State income taxes	538	421	302
R&D credit	(20)	(285)	(481)
Section 199 manufacturing deduction	(957)	(491)	(415)
Other, net	279	142	48
Total income tax expense	$ 11,036	$ 8,741	$ 7,596

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits as required by ASC 740 is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2008	$791
Increases in tax positions for prior years	11
Increases in tax positions for current year	281
Lapse in statute of limitations	(61)
Gross unrecognized tax benefits at December 31, 2008	$1,022
Increases in tax positions for prior years	204
Increases in tax positions for current year	332
Lapse in statute of limitations	(393)
Gross unrecognized tax benefits at December 31, 2009	$1,165
Decreases in tax positions for prior years	(14)
Increases in tax positions for current year	322
Lapse in statute of limitations	(53)
Gross unrecognized tax benefits at December 31, 2010	$1,420

As of December 31, 2010 all of the unrecognized tax benefits, which were comprised of uncertain tax positions, would impact the effective tax rate if recognized. Unrecognized tax benefits that are affected by statutes of limitation that expire within the next 12 months are immaterial.

We are subject to U.S. federal income tax as well as to income tax of multiple state jurisdictions. We have concluded all U.S. federal income tax matters for years through 2005. In January 2009, the Internal Revenue Service ("IRS") began examining certain of our U.S. federal income tax returns for 2006, 2007 and 2008. To date, no proposed adjustments have been issued. All material state and local income tax matters have been concluded for years through 2006.

We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits included accrued interest of $84,000, $61,000 and $73,000 at December 31, 2010, 2009 and 2008, respectively. Tax expense for the years ended December 31, 2010 and 2008 included net interest expense of $23,000 and $23,000, respectively. Tax expense for the year ended December 31, 2009 included a net interest benefit of $12,000.

(6) Stockholders' Equity

Our Board of Directors has at various times authorized repurchases of our stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. In 2010 we repurchased 9,995 shares in the open market. No repurchases were made in 2009 and 2008. As of December 31, 2010, authorization for the repurchase of up to an additional 58,105 shares remained.

We have increased our quarterly cash dividend payments in September of each of the past three years. The quarterly dividend was increased to $.30 per share in September 2008, to $:36 per share in September 2009 and to $.42 in September 2010. On January 29, 2010 and December 23, 2010 we made special cash dividend payments to stockholders of $6.00 and $3.00 per share, respectively.

We have a Rights Plan, which is intended to protect the interests of stockholders in the event of a hostile attempt to take over the Company. The rights, which are not presently exercisable and do not have any voting powers, represent the right of our stockholders to purchase at a substantial discount, upon the occurrence of certain events, shares of our common stock or of an acquiring company involved in a business combination with us. This plan, which was adopted in August 2006, expires in August 2016.

(7) Income Per Share

The following is the computation of basic and diluted income per share:

	Year ended December 31,		
	2010	2009	2008
	(in thousands, except per share amounts)		
Net Income	$ 20,952	$ 16,843	$ 15,667
Weighted average basic shares outstanding	2,018	1,979	1,961
Add: Effect of dilutive securities	12	36	43
Weighted average diluted shares outstanding	2,030	2,015	2,004
Net Income Per Share			
Basic	$ 10.38	$ 8.51	$ 7.99
Diluted	$ 10.32	$ 8.36	$ 7.82

As required by ASC 260, *Earnings per Share*, effective January 1, 2009, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in the computation of basic income per share pursuant to the two-class method. The basic-income-per-share amounts for 2008 shown above have been retrospectively recalculated to also reflect the inclusion of participating securities in the basic-income-per-share computation. Application of this treatment had an insignificant effect in all periods. Income-per-share amounts are computed independently for each quarter. As a result, the sum of the per-share amounts for each quarter may not equal the year-to-date amounts.

Incremental shares from stock options, unvested restricted stock, restricted stock units and deferred stock units were included in the calculation of weighted average diluted shares outstanding using the treasury stock method. The computation of weighted average diluted shares outstanding excludes options to purchase 16,000 shares of common stock for the year ended December 31, 2008, because the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted income per share.

(8) Stock Plans

At December 31, 2010, we had four stock-based compensation plans which are described more fully below. We account for our plans under ASC 718, and the disclosures that follow are based on applying ASC 718. ASC 718 requires that cash flows from the exercise of stock-based compensation resulting from tax benefits in excess of recognized compensation cost (excess tax benefits) be classified as financing cash flows. We recorded $1,239,000, $121,000 and $1,635,000 of such excess tax benefits as financing cash flows in 2010, 2009 and 2008, respectively.

Our 1997 Stock Incentive Plan (the "1997 Plan") provides for the grant to key employees of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares. In addition, under the 1997 Plan, outside directors (directors who are not employees of the Company or any subsidiary) each received automatic annual grants of nonqualified stock options to purchase 2,000 shares of common stock until 2005 when that plan was amended to provide that no additional stock options may be granted to outside directors thereunder. Under the 1997 Plan, 624,425 shares, in the aggregate, of common stock were reserved for grants. The purchase price of shares issued on the exercise of incentive options was required to be at least equal to the fair market value of such shares on the date of grant. The purchase price for shares issued on the exercise of nonqualified options and restricted and performance shares was fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable as determined by the Compensation Committee and expire no later than 10 years after the date of grant.

Our Amended and Restated 2006 Equity Incentive Plan (the "2006 Plan") provides for the grant to key employees, non-employee directors and consultants of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights, performance shares and other stock-based awards. Under the 2006 Plan, 200,000 shares, in the aggregate, of common stock have been reserved for awards. The purchase price of shares issued on the exercise of options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable and expire as determined by the Compensation Committee except that incentive options expire no later than 10 years after the date of grant.

In May 2007, we adopted our Deferred Compensation Plan for Non-Employee Directors and 2,500 shares of our common stock were reserved for issuance thereunder. This plan, as amended (the "Deferred Compensation Plan"), allows our non-employee directors to elect to receive stock units in lieu of all or part of the cash fees they are receiving for their services as directors. On the first business day of each calendar year, each participating non-employee director is credited with a number of stock units equal to the cash fees such director has elected to forego for such year divided by the closing price of our common stock on the next preceding date on which shares of our stock were traded. The stock units are convertible to shares of our common stock on a one-for-one basis at a future date as elected in advance by the director, but no later than the January following the year in which the director ceases to serve on the Board of Directors.

In May 2007, we also adopted our Non-Employee Director Stock Purchase Plan (as amended, the "Director Stock Purchase Plan") pursuant to which our non-employee directors may elect to receive on the first business day of the calendar year fully-vested stock and restricted stock in lieu of some or all of their fees payable to them during such year. The foregone fees are converted into shares of fully-vested stock and restricted stock on the first business day of such calendar year based on the closing price of our common stock on the next preceding date on which shares of our stock were traded. The restricted stock vests in equal amounts on the first day of the next three succeeding calendar quarters, provided the non-employee director is then serving on our Board of Directors. At the time the Director Stock Purchase Plan was adopted, 2,500 shares were reserved for the issuance thereunder. As of December 31, 2010, there remained 1,363 shares reserved for issuance under such plan.

Option transactions for the three years ended December 31, 2010 are as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2008	152,430	$ 33.96
Granted in 2008	16,000	$ 111.16
Exercised in 2008	(69,430)	$ 26.09
Options outstanding at December 31, 2008	99,000	$ 51.96
Granted in 2009	—	—
Exercised in 2009	(14,000)	$ 42.29
Options outstanding at December 31, 2009	85,000	$ 53.56
Granted in 2010	—	—
Exercised in 2010	(62,792)	$ 42.80
Options outstanding at December 31, 2010	22,208	$ 83.96

Exercisable options at December 31, 2008	70,500	$ 35.00
Exercisable options at December 31, 2009	66,750	$ 41.49
Exercisable options at December 31, 2010	14,208	$ 68.65

All unvested options outstanding at December 31, 2010 are expected to vest. As of December 31, 2010, there remained 137,157 shares for which options may be granted in the future under the 1997 Plan and the 2006 Plan. The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$26.13-$43.75	8,000	2.8 years	$ 35.73	8,000	$ 35.73
$111.06-$111.50	14,208	2.4 years	$ 111.12	6,208	$ 111.06
	22,208	**2.5 years**	**$ 83.96**	**14,208**	**$ 68.65**

We estimate the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. None of our grants includes performance-based or market-based vesting conditions. The expected life represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The fair value of stock-based payments, funded with options, is valued using the Black-Scholes valuation method with a volatility factor based on our historical stock trading history. We base the risk-free interest rate using the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury securities with an equivalent term. We base the dividend yield used in the Black-Scholes valuation method on our dividend history.

There were no options granted in 2010 and 2009. The fair value for the options granted in 2008 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2008:

	2010	2009	2008
Risk-free interest rate	—	—	2.70 %
Dividend yield	—	—	0.90 %
Volatility factor	—	—	25.00 %
Expected life	—	—	4 years

The weighted average grant date fair value of the options granted in 2008 was $24.31. The total intrinsic values of options exercised during 2010, 2009 and 2008 were $7.5 million, $.6 million and $7.0 million, respectively. The total intrinsic values of options outstanding and options currently exercisable at December 31, 2010, were $1.5 million and $1.2 million, respectively.

During 2010, we made one award of restricted stock under the 2006 Plan. Under the terms of the award, the restrictions lapse over a two-year period. During 2008, we made one award of restricted stock under the 2006 Plan. Under the terms of the award, the restrictions lapse over a four-year period. In both cases, during the vesting period, holders of restricted stock have voting rights and earn dividends, but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Unvested shares are generally forfeited on termination of employment unless otherwise provided in the participant's employment agreement or, in certain instances, if the termination is in connection with a change in control. Changes in restricted stock for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Shares	Weighted Average Award Date Fair Value Per Share
Restricted stock at January 1, 2008	6,000	$ 71.86
Granted in 2008	4,000	$ 111.06
Vested in 2008	(1,500)	$ 71.86
Restricted stock at December 31, 2008	8,500	$ 90.31
Granted in 2009	—	$ —
Vested in 2009	(2,500)	$ 113.90
Restricted stock at December 31, 2009	6,000	$ 91.46
Granted in 2010	200	$ 150.23
Vested in 2010	(2,500)	$ 144.94
Restricted stock at December 31, 2010	3,700	$ 97.29

All shares of unvested restricted stock outstanding at December 31, 2010 are expected to vest. The total intrinsic value of unvested restricted stock awards at December 31, 2010, 2009 and 2008 was $556,000, $827,000 and $815,000, respectively. The total fair value of restricted stock vested during 2010, 2009 and 2008 was $362,000, $285,000 and $161,000, respectively.

During 2009, restricted stock units were granted to certain employees under the 2006 Plan. All of these stock units are convertible to shares of stock on a one-for-one basis when the restrictions lapse, which is generally after a five-year period. Unvested stock units are forfeited on termination of employment. During the vesting period, holders of all restricted stock units earn dividends as additional units. During 2008, 2009 and 2010, certain non-employee directors elected to receive stock units in lieu of cash fees for their services as members of the Board of Directors. Changes in stock units for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Restricted Stock Units	Weighted Average Award Date Fair Value Per Unit	Directors' Stock Units	Weighted Average Award Date Fair Value Per Unit
Unvested stock units at January 1, 2008	10,010	$ 96.03	—	
Granted in 2008	107	$ 100.91	341	$ 124.58
Vested in 2008	—		(341)	$ 124.58
Unvested stock units at December 31, 2008	10,117	$ 96.09	—	
Granted in 2009	825	$ 102.08	81	$ 99.35
Vested in 2009	—		(81)	$ 99.35
Unvested stock units at December 31, 2009	10,942	$ 96.53	—	
Granted in 2010	736	$ 157.43	60	$ 155.04
Forfeited in 2010	(469)	$ 104.94		
Vested in 2010	—		(60)	$ 155.04
Unvested stock units at December 31, 2010	11,209	$ 100.19	—	

All unvested restricted stock units at December 31, 2010 are expected to vest. No restricted stock units vested during 2010. The total intrinsic value of all outstanding stock units which are not yet convertible at December 31, 2010, including 211 stock units held for the accounts of non-employee directors, was $2,049,000. The total fair value of directors' stock units that vested was $9,000, $8,000 and $43,000 during 2010, 2009 and 2008, respectively. As of December 31, 2010, there remained 1,808 shares of common stock reserved for issuance at the end of deferral periods of stock units which may be credited in the future to non-employee directors.

Compensation related to stock options is based on the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. Compensation related to restricted stock and restricted stock units is based on the fair market value of the stock on the date of the grant. These fair values are then amortized on a straight-line basis over the requisite service periods of the entire awards, which is generally the vesting period. For the years ended December 31, 2010, 2009 and 2008, we recorded share-based compensation expense as a "General and Administrative expense" in the amount of $606,000, $668,000 and $637,000, respectively, for all of the above mentioned share-based compensation arrangements. The total tax benefit recognized in the income statement from share-based compensation arrangements for the years ended December 31, 2010, 2009 and 2008, was $204,000, $226,000 and $218,000, respectively.

Unrecognized compensation cost information for our various share-based compensation types is shown below as of December 31, 2010:

	Unrecognized Compensation Cost	Weighted Average Remaining Years in Amortization Period
Stock options	$ 130,000	1.7
Restricted stock	232,000	1.7
Restricted stock units	311,000	1.8
Total	$ 673,000	

We have a policy of utilizing treasury shares to satisfy stock option exercises, stock unit conversions and restricted stock awards.

(9) Revenues From Major Customers

We had one major customer which represented approximately $15.3 million (14.1 percent), $15.1 million (15.0 percent) and $11.1 million (11.6 percent) of our operating revenues during 2010, 2009 and 2008, respectively.

(10) Industry Segment and Geographic Information

We operate in one reportable industry segment: developing and manufacturing products primarily for medical applications and have no foreign operating subsidiaries. We have other product lines which include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of our medical products segment. We recorded incidental revenues from our gaseous oxygen pipeline, which totaled approximately $961,000 in 2010, $958,000 in 2009 and $957,000 in 2008. Pipeline net assets totaled $1.9, $2.0 and $2.1 million at December 31, 2010, 2009 and 2008, respectively. Our revenues from sales to customers outside the United States totaled approximately 40 percent, 39 percent and 35 percent of our total revenues in 2010, 2009 and 2008, respectively. We have no assets located outside the United States.

A summary of revenues by geographic territory, based on shipping destination, for 2010, 2009 and 2008 is as follows (in thousands):

	Year ended December 31,		
	2010	2009	2008
United States	$ 64,854	$ 61,198	$ 62,448
Canada	17,792	16,674	12,659
Other countries less than 10% of revenues	25,923	22,771	20,788
Total	$ 108,569	$ 100,643	$ 95,895

A summary of revenues by product line for 2010, 2009 and 2008 is as follows (in thousands):

	2010	2009	2008
Fluid Delivery	$ 39,442	$ 35,540	$ 32,209
Cardiovascular	31,280	29,051	29,263
Ophthalmology	19,370	19,452	15,192
Other	18,477	16,600	19,231
Total	$ 108,569	$ 100,643	$ 95,895

(11) Employee Retirement and Benefit Plans

In September 2007, we terminated our pension plan that was maintained for all our regular employees except those of Quest Medical, Inc. and employees hired after May 2005. Prior to termination, our funding policy was to make the annual contributions required by applicable regulations and recommended by our actuary. We used a December 31 measurement date for the plan. Affected employees accrued pension benefits through December 31, 2007, but did not accrue any additional benefits under the plan after that date. However, participants continued to earn interest credits on their account balances until all our obligations to plan participants were settled in October 2009. A pension termination settlement charge of $989,000 was recorded as a general and administrative expense in the fourth quarter of 2009 when all remaining plan obligations were settled. All assets remaining in the plan after the settlement was completed were transferred to our 401(k) plan in December 2009.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as of December 31, 2009 (in thousands):

	2009
Actuarial Present Value of Benefit Obligation:	
Accumulated Benefit Obligation	$ —
Projected Benefit Obligation	—
Change in Projected Benefit Obligation:	
Projected benefit obligation, January 1	$ 3,630
Service cost	—
Interest cost	218
Actuarial (gain)/loss	(100)
Benefits paid	(3,748)
Projected benefit obligation, December 31	$ —
Change in Plan Assets:	
Fair value of plan assets, January 1	$ 4,096
Actual return on plan assets	24
Employer contributions	—
Benefits paid	(3,748)
Expenses	(109)
Excess assets withdrawn after plan termination	(263)
Fair value of plan assets, December 31	$ —
Funded Status of Plan at Year End	$ —

The components of net periodic pension cost for 2009 and 2008 were as follows (in thousands):

	Year ended December 31,	
	2009	2008
Components of Net Periodic Pension Cost:		
Service cost	$ —	$ —
Interest cost	218	222
Expected return on assets	(215)	(220)
Actuarial loss	31	33
Settlement loss	989	—
Net periodic pension expense	$ 1,023	$ 35

Actuarial assumptions used to determine net periodic pension cost were as follows:

	2009	2008
Discount rate	6.00 %	6.00 %
Expected long-term return on assets	5.25 %	5.25 %

Our expected long-term rate of return assumption was based upon the plan's actual long-term investment results as well as the long-term outlook for investment returns in the market-place at the time the assumption was made.

Our pension plan assets at December 31, 2008 were invested in a money market account so that the settlement of the termination obligations could be completed after regulatory approvals were received. Final settlement of the plan termination occurred in the fourth quarter of 2009 when benefit distributions totaling $3.7 million were made to participants. After all plan obligations were settled, the remaining plan assets of $263,000 were transferred to our 401(k) plan to be used for contributions and plan expenses.

We sponsor a defined contribution 401(k) plan for all employees. Each participant may contribute certain amounts of eligible compensation. We make a matching contribution to the plan. Our contributions under this plan were $482,000, $499,000 and $498,000 in 2010, 2009 and 2008, respectively.

(12) Commitments and Contingencies

From time to time and in the ordinary course of business, we may be subject to various claims, charges and litigation. In some cases, the claimants may seek damages, as well as other relief, which, if granted, could require significant expenditures. We accrue the estimated costs of settlement or damages when a loss is deemed probable and such costs are estimable, and accrues for legal costs associated with a loss contingency when a loss is probable and such amounts are estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss or defense costs is a range and no amount within the range is more likely, we accrue the minimum amount of the range. As of December 31, 2010, we had accrued $177,000 for legal fees and expenses that we expect to incur in connection with the litigation or arbitration of two such matters.

We had a dispute which was favorably settled in the third quarter of 2007. This settlement was amended in December 2008. The amended settlement agreement provides that we may receive annual payments from 2009 through 2024. We have not recorded $7.0 million in potential future payments under this settlement as of December 31, 2010 due to the uncertainty of payment.

We have arrangements with three of our executive officers pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to them. Termination under such circumstances at December 31, 2010 could have resulted in payments aggregating $3.8 million.

(13) Subsequent Events

We evaluated all events or transactions that occurred after December 31, 2010 and determined we did not have any material recognizable subsequent events.

(14) Quarterly Financial Data (Unaudited)

Quarter Ended	Operating Revenue	Operating Income	Net Income	Income Per Basic Share	Income Per Diluted Share
	(in thousands, except per share amounts)				
3/31/10	$ 26,902	$ 7,038	$ 4,697	$ 2.33	$ 2.31
6/30/10	27,881	8,180	5,431	2.69	2.67
9/30/10	27,156	8,003	5,400	2.68	2.66
12/31/10	26,630	7,755	5,423	2.69	2.67
3/31/09	$ 25,047	$ 6,109	$ 4,134	$ 2.09	$ 2.06
6/30/09	26,001	7,037	4,657	2.35	2.30
9/30/09	25,192	6,566	4,460	2.25	2.20
12/31/09	24,403	5,293	3,592	1.81	1.78

The quarter ended December 31, 2009 included a non-cash pension termination settlement charge which reduced operating income by $989,000 and net income by $643,000 or $0.32 per basic and diluted share.

The quarterly information presented above reflects, in the opinion of management, all adjustments necessary for a fair presentation of the results for the interim periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Atrion Corporation

We have audited the accompanying consolidated balance sheets of Atrion Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic consolidated financial statements included the financial statement schedule (not presented separately herein) listed in the index appearing under Item 15. *Exhibits and Financial Statement Schedules*. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrion Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Atrion Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2011 expressed an unqualified opinion.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
March 11, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Atrion Corporation

We have audited Atrion Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Atrion Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Atrion Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Atrion Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Atrion Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 11, 2011, expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
March 11, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop and manufacture products, primarily for medical applications. We market components to other equipment manufacturers for incorporation in their products and sell finished devices to physicians, hospitals, clinics and other treatment centers. Our medical products primarily serve the fluid delivery, cardiovascular, and ophthalmology markets. Our other medical and non-medical products include instrumentation and disposables used in dialysis and valves and inflation devices used in marine and aviation safety products. In 2010 approximately 40 percent of our sales were outside the United States.

Our products are used in a wide variety of applications by numerous customers. We encounter competition in all of our markets and compete primarily on the basis of product quality, price, engineering, customer service and delivery time.

Our strategy is to provide a broad selection of products in the areas of our expertise. Research and development efforts are focused on improving current products and developing highly-engineered products that meet customer needs in niche markets that are large enough to provide meaningful increases in sales. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. We also focus on controlling costs by investing in modern manufacturing technologies and controlling purchasing processes. We have been successful in consistently generating cash from operations and have used that cash to reduce indebtedness, to fund capital expenditures, to make investment purchases, to repurchase stock and to pay dividends.

Our strategic objective is to further enhance our position in our served markets by:

- Focusing on customer needs;
- Expanding existing product lines and developing new products;
- Maintaining a culture of controlling cost; and
- Preserving and fostering a collaborative, entrepreneurial management structure.

For the year ended December 31, 2010, we reported revenues of $108.6 million, operating income of $31.0 million and net income of $21.0 million.

Results of Operations

Our net income was $21.0 million, or $10.38 per basic and $10.32 per diluted share, in 2010, compared to net income of $16.8 million, or $8.51 per basic and $8.36 per diluted share, in 2009 and net income of $15.7 million, or $7.99 per basic and $7.82 per diluted share, in 2008. The 2009 results included a $643,000 net of tax pension termination settlement charge, or $0.32 per diluted share, related to the termination of our defined benefit pension plans. Revenues were $108.6 million in 2010, compared with $100.6 million in 2009 and $95.9 million in 2008. The 8 percent revenue increase in 2010 over 2009 and the 5 percent revenue increase in 2009 over 2008 were generally attributable to higher sales volumes.

Annual revenues by product lines were as follows (in thousands):

	2010	2009	2008
Fluid Delivery	**$ 39,442**	$ 35,540	$ 32,209
Cardiovascular	**31,280**	29,051	29,263
Ophthalmology	**19,370**	19,452	15,192
Other	**18,477**	16,600	19,231
Total	**$ 108,569**	$ 100,643	$ 95,895

Our cost of goods sold was $57.7 million in 2010, compared with $55.3 million in 2009 and $53.3 million in 2008. Increased sales volume, increased material costs, and increased manufacturing overhead costs were the primary contributors to the 4 percent increase in cost of goods sold for 2010 over 2009 and the 4 percent increase in cost of goods sold for 2009 over 2008.

Gross profit in 2010 increased $5.6 million to $50.9 million, compared with $45.3 million in 2009 and $42.5 million in 2008. Our gross profit was 47 percent of revenues in 2010, 45 percent of revenues in 2009 and 44 percent of revenues in 2008. The increases in gross profit percentage in each of 2010 and 2009 from the prior year was primarily due to a favorable product mix, improvements in manufacturing efficiencies and the impact of cost-savings projects.

Operating expenses were $19.9 million in 2010, compared with $20.3 million in 2009 and $19.6 million in 2008. In 2010, decreases in selling expenses and research and development, or R&D, expenses were partially offset by increases in general and administrative, or G&A, expenses. R&D expenses decreased $385,000 in 2010 as compared to 2009 primarily related to decreased compensation costs and decreased outside services. R&D expenses consist primarily of salaries and other related expenses of the R&D personnel as well as costs associated with regulatory matters. In 2010, selling expenses decreased $282,000 primarily related to decreased compensation, advertising and promotional expenses. Selling expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising and promotional expenses. In 2010, G&A expenses increased $277,000 over 2009 G&A expenses. G&A expenses in 2009 included a $989,000 settlement loss related to the termination of our defined benefit pension plans. Excluding the 2009 pension termination settlement charge; G&A expenses in 2010 increased $1.3 million, primarily as a result of increased compensation costs and outside services. G&A expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and outside professional fees.

In 2009, increases in G&A expenses and R&D expenses were partially offset by decreases in selling expenses. G&A expenses increased $297,000, excluding the previously mentioned pension termination settlement charge, primarily as a result of increased compensation costs, outside services and taxes partially offset by decreased travel costs. R&D expenses increased $85,000 in 2009 as compared to 2008 primarily as a result of increased compensation costs and increased outside services. In 2009, selling expenses decreased $618,000 primarily as a result of decreased compensation, travel, advertising and promotional expenses.

Our operating income for 2010 was $31.0 million, compared with $25.0 million in 2009 and $23.0 million in 2008. The increase in 2010 gross profit in addition to the decrease in operating expenses described above were the major contributors to the operating income improvement in 2010 compared to the previous year. The increase in gross profit partially offset by the increase in operating expenses described above were the major contributors to the operating income improvements in 2009 compared to the previous year.

Our interest income for 2010 was $1.0 million compared with $578,000 in 2009 and $299,000 in 2008. The increases in 2010 and 2009 were primarily related to the increased level of cash and investments during 2010 and 2009. Results for 2010 were also favorably impacted by investing in bonds with slightly longer maturities and higher yields.

Income tax expense in 2010 totaled $11.0 million, compared with $8.7 million in 2009 and $7.6 million in 2008. The effective tax rates for 2010, 2009 and 2008 were 34.5 percent, 34.2 percent and 32.7 percent, respectively. Benefits from tax incentives for domestic production and R&D expenditures totaled $977,000 in 2010, $776,000 in 2009 and $896,000 in 2008. Expenses from changes in uncertain tax positions totaled $255,000 in 2010, $143,000 in 2009 and $231,000 in 2008. We expect our effective tax rate for 2011 to be approximately 35.0 percent.

Liquidity and Capital Resources

We have a $25.0 million revolving credit facility with a money center bank to be utilized for the funding of operations and for major capital projects or acquisitions, subject to certain limitations and restrictions (see Note 4 of Notes to Consolidated Financial Statements). Borrowings under the credit facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by us, plus one percent. We had no outstanding borrowings under our credit facility as of or for the years ended December 31, 2010 and December 31, 2009. The credit facility, which expires November 12, 2012, and may be extended under certain circumstances, contains various restrictive covenants, none of which is expected to impact our liquidity or capital resources. At December 31, 2010, we were in compliance with all financial covenants and had $25.0 million available for borrowing under the credit facility. We believe that the bank providing the credit facility is highly-rated and that the entire $25.0 million under the credit facility is currently available to us. If that bank were unable to provide such funds, we expect that we would still be able to fund operations.

At December 31, 2010, we had a total of $41.7 million in cash and cash equivalents, short-term investments and long-term investments, an increase of $5.3 million from December 31, 2009. The principal contributor to this increase was the cash generated by operating activities, which was partially offset by payments for acquisitions of property, plant and equipment and the payment of dividends.

Cash flows provided by operations of $31.2 million in 2010 were primarily comprised of net income plus the net effect of non-cash expenses plus net changes in working capital items. Inventories, accounts payable and accrued liabilities were the primary contributors to the positive net change in working capital items. The change in inventories was primarily related to increased sales volumes during December 2010. The change in accounts payable and accrued liabilities was primarily related to increases in accrued compensation.

At December 31, 2010, we had working capital of $44.2 million, including $10.7 million in cash and cash equivalents and $10.7 million in short-term investments. The $5.3 million decrease in working capital during 2010 was primarily related to decreases in cash and cash equivalents and inventories partially offset by increases in short-term investments. The net increase in cash and short-term investments was primarily related to amounts generated from operations. The decrease in inventories was primarily related to increased sales volumes at year end. Working capital items consisted primarily of accounts receivable, short-term investments, accounts payable, inventories and other current assets and other current liabilities.

Capital expenditures for property, plant and equipment totaled $4.3 million in 2010, compared with $6.6 million in 2009 and $5.4 million in 2008. These expenditures were primarily for the addition of machinery and equipment. We expect 2011 capital expenditures, primarily machinery and equipment, to increase substantially over the average of the levels expended during each of the past three years.

We paid cash dividends totaling $21.3 million, $2.6 million and $2.1 million during 2010, 2009 and 2008, respectively. In January 2010, our Board of Directors declared a special cash dividend of $6.00 per share on our outstanding common stock. This dividend which totaled $12.1 million was paid on January 29, 2010. In December 2010, our Board of Directors declared a special cash dividend of $3.00 per share on our outstanding common stock. This dividend which totaled $6.0 million was paid on December 23, 2010. We expect to fund future dividend payments with cash flows from operations.

The table below summarizes debt, lease and other contractual obligations outstanding at December 31, 2010:

Contractual Obligations	Payments Due by Period			
	Total	2011	2012–2013	2014 and thereafter
	(in thousands)			
Purchase Obligations	$ 11,909	$ 11,828	$ 78	$ 3
Total	$ 11,909	$ 11,828	$ 78	$ 3

In the current credit and financial markets, many companies are finding it difficult to gain access to capital resources. In spite of the current economic conditions, we believe that our cash, cash equivalents, short-term investments and long-term investments, cash flows from operations and available borrowings of up to $25.0 million under our credit facility will be sufficient to fund our cash requirements for at least the foreseeable future. We believe that our strong financial position would allow us to access equity or debt financing should that be necessary. Additionally, we expect that our cash and cash equivalents and investments, as a whole, will continue to increase in 2011.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Impact of Inflation

We experience the effects of inflation primarily in the prices we pay for labor, materials and services. Over the last three years, we have experienced the effects of moderate inflation in these costs. At times, we have been able to offset a portion of these increased costs by increasing the sales prices of our products. However, competitive pressures have not allowed for full recovery of these cost increases.

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*, which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. This ASU is effective for fiscal years beginning on or after June 15, 2010. The adoption of the guidance on January 1, 2011 is not expected to have a material impact on our consolidated financial statements.

From time to time, new accounting standards updates applicable to us are issued by the FASB, which we will adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards updates that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In the preparation of these financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We believe the following discussion addresses our most critical accounting policies and estimates, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

From time to time, we accrue legal costs associated with certain litigation. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law and other case-specific issues. We believe these accruals are adequate to cover the legal fees and expenses associated with litigating these matters. However, the time and cost required to litigate these matters as well as the outcomes of the proceedings may vary from what we have projected.

We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the failure of customers to make required payments. On an ongoing basis, the collectability of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectability of specific accounts. We evaluate the collectability of specific accounts and determine when to grant credit to our customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with our personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected. If circumstances change, our estimates of the collectability of amounts could be changed by a material amount.

We are required to estimate our provision for income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is more likely than not, do not establish a valuation allowance. In the event that actual results differ from these estimates, the provision for income taxes could be materially impacted.

We assess the impairment of our long-lived identifiable assets, excluding goodwill which is tested for impairment as explained below, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. Although we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in our business plan could materially affect our evaluations. No such changes are anticipated at this time.

We assess goodwill for impairment pursuant to ASC 350, *Intangibles—Goodwill and Other*, which requires that goodwill be assessed whenever events or changes in circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis by applying a fair value test.

During 2008, 2009 and 2010, none of our critical accounting policy estimates required significant adjustments. We did not note any events or changes in circumstances indicating that the carrying value of material long-lived assets were not recoverable.

Quantitative and Qualitative Disclosures About Market Risks

Foreign Exchange Risk

We are not exposed to material fluctuations in currency exchange rates because the payments from our international customers are received primarily in United States dollars.

Principal and Interest Rate Risk

Our cash equivalents and short-term and long-term investments consist of money-market accounts and taxable high-grade corporate bonds. Our investment policy is to seek to manage these assets to achieve the goal of preserving principal, maintaining adequate liquidity at all times, and maximizing returns subject to established investment guidelines. In general, the primary exposure to market risk is interest rate sensitivity. This means that a change in prevailing interest rates may cause the value of and the return on the investment to fluctuate.

In recent years, there has been concern in the credit markets regarding the value of a variety of mortgage-backed securities and the resultant effect on various securities markets. We believe that our cash, cash equivalents, and investments do not have significant risk of default or illiquidity. However, our cash equivalents and investments may be subject to adverse changes in market value.

Forward-looking Statements

Statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward-looking are based upon current expectations, and actual results or future events may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by us that our objectives or plans will be achieved. Such statements include, but are not limited to, our expectations regarding increases in our manufacturing capacity and equipment in 2011, increases in working capital levels, funding increased capital requirements, changes and uncertainly in the medical products industry, the effect of changes in reimbursement on financial results, the effect of regulatory changes on the approval process for the introduction of new medical products, our plans to broaden and improve product offerings and to be in a position to meet demands for medical services, our efforts to manage risk and deliver superior performance, our research and development expenditures in 2011, our 2011 effective tax rate, our 2011 capital expenditures, funding future dividend payments with cash flows from operations, availability of equity and debt financing, our ability to meet our cash requirements for the foreseeable future, our ability to fund operations if the bank providing our credit facility were unable to lend funds to us and increases in 2011 in cash, cash equivalents and investments. Words such as "expects," "believes," "anticipates," "intends," "should," "plans," and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results or future events to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; our ability to protect our intellectual property; changes in the prices of raw materials; changes in product mix; intellectual property and product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause us to alter our marketing, capital expenditures or other budgets, which in turn may affect our results of operations and financial condition.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

	2010	2009	2008	2007	2006
Operating Results for the Year ended December 31,					
Revenues	**$ 108,569**	$ 100,643	$ 95,895	$ 88,540	$ 81,020
Operating income	**30,977**	25,004[a]	22,973	20,195[b]	14,338
Income from continuing operations	**20,952**	16,843[a]	15,667	14,006[b]	10,600
Net income	**20,952**	16,843[a]	15,667	14,006[b]	10,765
Depreciation and amortization	**7,041**	7,163	6,353	5,534	5,005
Per Share Data:					
Income from continuing operations, per diluted share	**10.32**	8.36[a]	7.82	7.06[b]	5.43
Net income per diluted share	**10.32**	8.36[a]	7.82	7.06[b]	5.51
Cash dividends per common share	**$ 10.56**	$ 1.32	$ 1.08	$ .88	$ .74
Average diluted shares outstanding	**2,030**	2,015	2,004	1,985	1,953
Financial Position at December 31,					
Total assets	**$ 134,652**	$ 132,749	$ 115,353	$ 99,313	$ 95,772
Long-term debt	**—**	—	—	—	$ 11,399

a) Included a non-cash charge for the settlement of the 2007 termination of pension plans that subtracted $1.0 million from operating income, $643,000 from net income and $0.32 from net income per diluted share. (See Note 11)

b) Included two special items that, when combined, added $1.1 million to operating income, $695,000 to net income and $0.35 to net income per diluted share.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

(in thousands, except per share amounts)

	2010	2009	2008	2007
GAAP operating income	**$ 30,977**	$ 25,004	$ 22,973	$ 20,195
Dispute resolution income				(1,398)
Pension charges, net		989		329
Net adjustments		989		(1,069)
Adjusted operating income	**$ 30,977**	$ 25,993	$ 22,973	$ 19,126
GAAP net income	**$ 20,952**	$ 16,843	$ 15,667	$ 14,006
Net adjustments as shown above		989		(1,069)
Income taxes on adjustments		(346)		374
Adjustments to net income		643		(695)
Adjusted net income	**$ 20,952**	$ 17,486	$ 15,667	$ 13,311
Income per diluted share:				
GAAP EPS	**$ 10.32**	$ 8.36	$ 7.82	$ 7.06
Adjustments (calculated below)		0.32		(0.35)
Adjusted EPS	**$ 10.32**	$ 8.68	$ 7.82	$ 6.71
Adjustments to net income as shown above	**$**	$ 643	$	$ (695)
Diluted shares outstanding	**2,030**	2,015	2,004	1,985
Adjustment to income per diluted share	**$**	$ 0.32	$	$ (0.35)

LEADERSHIP

Board of Directors

Emile A. Battat
Chairman of the Board and
Chief Executive Officer
Atrion Corporation

Hugh J. Morgan, Jr.
Private Investor
Birmingham, Alabama

Ronald N. Spaulding
Private Investor
Miami, Florida

Roger F. Stebbing
President and
Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
President
Stupp Bros., Inc.
St. Louis, Missouri

Executive Officers

Emile A. Battat
Chairman of the Board and
Chief Executive Officer

David A. Battat
President and
Chief Operating Officer

Jeffery Strickland
Vice President and
Chief Financial Officer,
Secretary and Treasurer

CORPORATE INFORMATION

Corporate Office
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
972.390.9800
www.atrioncorp.com

Registrar and Transfer Agent
American Stock Transfer and
Trust Company
59 Maiden Lane
New York, New York 10038

Form 10-K
A copy of the Company's 2010 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information

The Company's common stock is traded on the NASDAQ Global Select Market (Symbol: ATRI). As of March 1, 2011, there were approximately 2,800 stockholders, including beneficial owners holding shares in nominee or "street" name. The table below sets forth the high and low sales prices as reported by NASDAQ and the dividends per share declared by the Company for each quarter of 2009 and 2010.

2009 Quarter Ended	High	Low	Dividends
March 31	$ 99.74	$ 63.55	0.30
June 30	136.77	81.74	0.30
September 30	147.75	114.70	0.36
December 31	158.18	118.00	0.36
2010 Quarter Ended			
March 31	$ 164.56	$ 129.51	$ 6.36[a]
June 30	153.90	127.01	0.36
September 30	157.51	130.50	0.42
December 31	184.99	154.63	3.42[a]

The Company presently plans to pay quarterly cash dividends in the future.

a) These amounts include a special cash dividend of $6.00 per share declared in the first quarter of 2010 and $3.00 per share declared in the fourth quarter of 2010.

Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
972.390.9800
www.atrioncorp.com